PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and Evermore Global Advisors, LLC (“Evermore”), intending to be legally bound, hereby agree with each other as follows:

1.  The Trust hereby offers Evermore and Evermore hereby purchases one (1) share each of Institutional Class and Investor Class shares (each a “Share” and collectively, the “Shares”) of the Evermore Global Value Fund (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on December 27, 2022.

2.  The Trust hereby acknowledges receipt from Evermore of funds in the amount of $20 in full payment for the Shares.

3.  Evermore represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of December 27, 2022.

THE RBB FUND TRUST

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer and Secretary

EVERMORE GLOBAL ADVISORS, LLC

By:	/s/ Bart Tesoriero
Name:	Bart Tesoriero
Title:	CFO